EXHBIT 99.1

                                 [SUNBEAM LOGO]

FOR IMMEDIATE RELASE:


                        SUNBEAM WILL EXCEED NEW PRODUCTS
                                 GOAL FOR 1997

DELRAY BEACH, FLORIDA OCTOBER 13, 1997 - Sunbeam Corporation (NYSE: SOC) announced today that it will exceed its original goal for new product introductions in 1997. "We originally set out to introduce 42 new international products and 30 new U.S. products as a means to rapidly expand our international breadth of product lines and to provide product differentiation within the U.S. product lines", said Al Dunlap, Sunbeam's Chairman and Chief Executive Officer. Mr. Dunlap continued, "As a result of our accelerated product development cycle and our ability to rapidly commercialize U.S. products for international use, we now expect to introduce 54 new international products and 35 new U.S. products in 1997."

Mr. Dunlap said, "Our new product development process focuses on fixing chronic consumer complaints and incorporates a tremendous amount of design concurrency to aid in accelerating products to market. Additionally, all of our U.S. new products are now designed for the global market and for ease of manufacturing." The Company expects new products will contribute over $100 million in additional revenue in 1997.

Last week in New York City, the Company unveiled two new highly differentiated products, the Allergysmart/tm/ air purification and the Freshsource/tm/ water purification products. Mr. Dunlap said, "These two new products represent the very best of the "new" Sunbeam. We were able to bring these products to market in eight months, from ideation to production, and they both solve the most significant consumer complaints associated with current products in the marketplace." Additionally, Mr. Dunlap discussed an arepa maker which was introduced in Venezuela during the third quarter, "Arepa's are a food staple in many parts of South and Central America, and we redesigned and modified our current sandwich maker to dramaticallly reduce the amount of time needed to prepare an arepa. Due to its success, we plan on introducing the arepa maker in North America in 1998 to take advantage of ethnic food trends throughout the United States."

Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name products. The Company's Sunbeam/r/ and Oster/r/ brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


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Contact:       Media:                             Investors:
               Nicole Reilly                      Rich Goudis
               (212)885-0353                      (561)243-2100